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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        Sunbelt Nursery Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    866925 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

            Rodney P. Burwell, 7901 Xerxes Ave. So., Suite 201,
                     Minneapolis, MN 55431 - 612-887-1815
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 24, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  9  Pages
                                        ---


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CUSIP No. 866925 10 0                 13D                 Page  2  of  9  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Healthy American Products, Inc.
     41-1704472
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  1,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  1,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.76%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 866925 10 0                 13D                 Page  3  of  9  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Rodney P. Burwell
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  82,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  1,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  82,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  1,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,082,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     12.739%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 866925 10 0                 13D                 Page  4  of  9  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Todd D. Peterson
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  1,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  1,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.76%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1.Security and Issuer.

       This statement relates to the Common Stock, par value $.01 per share of Sunbelt Nursery Group, Inc., a Delaware corporation ("Issuer"). The names of the principal executive officers are Timothy Duoos, Chairman, and Richard Dwyer, President and Chief Executive Officer and the Issuer's principal executive office is located at 500 Terminal Road, Fort Worth, Texas, 76106.

Item 2.Identity and Background.

A.     (a)   The name of the reporting person is Healthy American Products Inc.
             ("Reporting Person 1").
       (b)   Reporting Person 1's principal executive and business office is located at 7901 Xerxes Avenue South, Suite 201, Minneapolis,
             Minnesota 55431.
       (c)   Reporting Person 1 is a corporation which is a holding company.
       (d)   Reporting Person 1 has not, during the last five years, been convicted in a criminal proceeding.
       (e)   Reporting Person 1 has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       (f)   Reporting Person 1 was incorporated under the laws of the State of
             Minnesota.

B.     (a)   The name of the reporting person is Rodney P. Burwell ("Reporting
             Person 2").
       (b)   Reporting Person 2's business address is 7901 Xerxes Avenue South,
             Suite 201, Minneapolis, Minnesota, 55431.
       (c)   Reporting Person 2 is Chairman of Healthy American Products Inc.
             identified in Item 2A as Reporting Person 1.
       (d)   Reporting Person 2 has not, during the last five years, been convicted in a criminal proceeding.
       (e)   Reporting Person 2 has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       (f)   Reporting Person 2 is a citizen of the United States.

C.     (a)   The name of the reporting person is Todd D. Peterson ("Reporting
             Person 3").
       (b)   Reporting Person 3's business address is 7901 Xerxes Avenue South,
             Suite 201, Minneapolis, Minnesota, 55431.
       (c)   Reporting Person 3 is President of Healthy American Products Inc.
             identified in Item 2A as Reporting Person 1.
       (d)   Reporting Person 3 has not, during the last five years, been convicted in a criminal proceeding.


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       (e)   Reporting Person 3 has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       (f)   Reporting Person 3 is a citizen of the United States

Item 3.Source and Amount of Funds or Other Consideration.

       The shares of the Issuer acquired by Reporting Person 1 were acquired with working capital in the total aggregate amount of approximately $1,125,000. The shares of the Issuer acquired by Reporting Person 2 were acquired with personal funds in the total aggregate amount of approximately $166,000 not including the shares of the Issuer in which Reporting Person 2 has an interest as an executive officer of Reporting Person 1. Reporting Person 3 owns no shares of the Issuer except those shares in which Reporting Person 3 has an interest as an executive officer of Reporting Person 1.

Item 4.Purpose of Transaction

       Reporting Persons 1, 2 and 3 hold the Issuer's common stock for investment purposes. The Reporting Persons may, in the future, acquire shares of the Issuer's common stock and will report any such acquisitions as required by Rule 13d-2(a) under the Securities Exchange Act of 1934 ("Exchange Act").

       The Reporting Persons do not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer (such as a merger, reorganization or liquidation), the sale or transfer of a material amount of its assets, any material change in its capitalization or dividend policy, any other material change in the Issuer's business or corporate structure, any change in its charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person, causing a class of the Issuer's securities to cease to be quoted in an inter-dealer quotation system, the termination of registration of the Issuer's securities under the Exchange Act, or similar actions or events.

       Reporting Person 2 currently is a member of the Board of Directors of the Issuer.

Item 5.Interest in Securities of the Issuer.

       (a) According to the information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 29, 1996, there were 8,500,000 shares of the Issuer's common stock outstanding. At the present time:

             (1) Reporting Person 1 beneficially owns an aggregate of 1,000,000 shares of the Issuer's common stock constituting approximately 11.76% of the Issuer's outstanding shares;


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             (2)   Reporting Person 2 beneficially owns an aggregate of
                   1,082,800 shares of the Issuer's common stock constituting approximately 12.739% of the Issuer's outstanding shares,

             (3) Reporting Person 3 beneficially owns an aggregate of 1,000,000 shares of the Issuer's common stock constituting approximately 11.76% of the Issuer's outstanding shares.

       (b)   (1)   Reporting Person 1 has shared voting and shared dispositive power with respect to 1,000,000 shares;

             (2) Reporting Person 2 has sole voting and sole dispositive power with respect to 82,800 shares held by him directly and shared voting and shared dispositive power with respect to 1,000,000 shares,

             (3) Reporting Person 3 has shared voting and shared dispositive power with respect to 1,000,000 shares,

       The filing of this statement shall not be construed as an admission that Reporting Persons 2 and 3 are, for the purpose of Section 13(d) or 13(g) of the Exchange Act or for any other purposes, the beneficial owners of securities held by or for the benefit of their spouses or children, and any ownership interest in said securities is disclaimed.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons during the last sixty days. Each of the transactions set forth below reflects a purchase effected (unless otherwise noted) by means of trades on the American Stock Exchange.


                                    Shares Acquired or
                                    ------------------
Reporting Person        Date           Disposed Of              Price Per Share
----------------        ----           -----------              ---------------

       1            June 24, 1997   1,000,000 Acquired *             $1.125

       2            June 25, 1997       1,000 Acquired               $1.125

       2            June 17, 1997       2,600 Acquired               $1.125

*Direct purchase from Timothy Duoos

    (d) No one, other than the Reporting Persons, has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons or for their benefit.

    (e)  Not Applicable


                                        7 of 9

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Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to
       Securities of the Issuer.

       The acquisition of the securities of the Issuer by Reporting Person 1 is subject to a Stock Purchase Agreement dated June 20, 1997 and a Registration Rights Agreement dated June 20, 1997. Said Agreements are attached hereto as exhibits to Item 7.

Item 7.Material to Be Filed as Exhibits.

       Exhibit A   Stock Purchase Agreement dated June 20, 1997 by and between
                   Healthy American Products Inc. and Timothy R. Duoos

       Exhibit B   Registration Rights Agreement dated June 20, 1997 by and
                   between Sunbelt Nursery Group, Inc. and Healthy American
                   Products Inc.


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                                      SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  July 1, 1997                   HEALTHY AMERICAN PRODUCTS INC.


                                       By:/s/Rodney P. Burwell
                                          ---------------------------------
                                          Rodney P. Burwell, CEO

Date:  July 1, 1997                    /s/Rodney P. Burwell
                                       ------------------------------------
                                       Rodney P. Burwell


Date:  July 1, 1997                    /s/ Todd D. Peterson
                                       ------------------------------------
                                       Todd D. Peterson


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